

Advantage Oil & Gas Ltd. – News Release

July 16, 2009

FOR IMMEDIATE RELEASE

Advantage Announces Closing of $76.6 Million Asset Disposition

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. ("**Advantage**" or the "**Corporation**") (AAV – TSX, AAV – NYSE) announced today that the disposition of the Package Two Assets (as referenced in our press release dated June 15, 2009) has successfully closed for gross proceeds of $76.6 million, subject to customary adjustments, with an April 1, 2009 effective date. The proceeds have reduced bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures, and for general corporate purposes.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

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